                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Number 333-33821

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 22, 1997)

                                  $300,000,000

                           CNA FINANCIAL CORPORATION

                 $150,000,000 6.45% NOTES DUE JANUARY 15, 2008

                 $150,000,000 6.95% NOTES DUE JANUARY 15, 2018

                                ---------------

  Interest on the 6.45% Notes due January 15, 2008 (the "2008 Notes") and the 6.95% Notes due January 15, 2018 (the "2018 Notes" and, together with the 2008 Notes, the "Notes") will be payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1998. The Notes will not be redeemable prior to maturity. See "Description of the Notes."

  The 2008 Notes and the 2018 Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

  SEE "RISK FACTORS" BEGINNING ON PAGE S-13 FOR CERTAIN INFORMATION RELATING TO AN INVESTMENT IN THE NOTES.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS  TO WHICH  IT RELATES.  ANY REPRESENTATION  TO
         THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            PRICE TO          UNDERWRITING         PROCEEDS TO
                            PUBLIC(1)          DISCOUNT(2)        COMPANY(1)(3)
-------------------------------------------------------------------------------
Per 2008 Note........        99.745%              .65%               99.095%
-------------------------------------------------------------------------------
Total................     $149,617,500          $975,000          $148,642,500
-------------------------------------------------------------------------------
Per 2018 Note........         99.7%               .875%              98.825%
-------------------------------------------------------------------------------
Total................     $149,550,000         $1,312,500         $148,237,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from January 13, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $300,000.

                                ---------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities at the Depositary on or about January 13, 1998 against payment therefor in immediately available funds.

                                ---------------

MERRILL LYNCH & CO.
          GOLDMAN, SACHS & CO.
                    LEHMAN BROTHERS
                               SALOMON SMITH BARNEY
                                                    ABN AMRO CHICAGO CORPORATION

                                ---------------

           The date of this Prospectus Supplement is January 8, 1998.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA (THE "NORTH CAROLINA INSURANCE COMMISSIONER") NOR HAS THE NORTH CAROLINA INSURANCE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

  CNA Financial Corporation (the "Company" or "CNA") is one of the ten largest insurance groups in the United States with assets of approximately $62.5 billion at September 30, 1997. It ranks as the third largest property/casualty insurer and the second largest commercial lines insurer in the United States based on 1996 net written premium. CNA participates in more than 30 different businesses worldwide, encompassing a broad range of insurance and risk management products and services. As a multiple-line insurance group, CNA's insurance product lines include property and casualty insurance; life, accident and health insurance; and pension products and annuities. On the service side, CNA offers risk management, information services for insurance companies, health care management and claims administration. The Company markets its products and services through multiple distribution channels including agencies, brokers, general agents and direct sales.

  For a description of certain risk factors relating to the Company and its business, see "Risk Factors" beginning on page S-13.

BACKGROUND

  CNA's common stock is traded on the New York Stock Exchange. As of November 1, 1997, Loews Corporation owned approximately 84% of the Company's common stock.

  CNA Financial Corporation was incorporated as a Delaware corporation in 1967 as the parent company of Continental Casualty Company ("CCC," incorporated in 1897), and Continental Assurance Company ("CAC," incorporated in 1911). In 1975, CAC became a wholly-owned subsidiary of CCC. On May 10, 1995, CNA acquired all the outstanding common stock of The Continental Corporation ("Continental"), whereupon Continental became a wholly owned subsidiary of CNA. Continental was incorporated in New York in 1968 as an insurance holding company. Its principal subsidiary, The Continental Insurance Company ("CIC"), was organized in 1853.

  CNA's principal business is insurance. CNA's property and casualty insurance operations are conducted by CCC and its property and casualty insurance affiliates, and CIC and its property and casualty insurance affiliates. CNA's life insurance operations are conducted principally by CAC and Valley Forge Life Insurance Company. Their principal market for insurance products is the United States.

BUSINESS STRATEGY

  CNA has a customer-focused strategy supported by a diverse product line and an extensive distribution system. The Company uses the knowledge and expertise resident both within its organization and with its strategic business partners as the foundation for its broad range of insurance products and services. Market-driven strategies are executed by the Company's operating departments, each focused on a specific market or set of customer needs. In the aggregate, the operating departments leverage the organization's resources, facilitating the sharing of knowledge and generating efficiencies in operations.

  Overall, the Company's focus is on the creation of long-term enterprise value through a combination of financial strength, business acumen and industry expertise. This approach has enabled CNA to achieve leadership positions in many of the markets it serves. Based on 1996 premium volume among United States insurers, CNA ranks: first in commercial auto, commercial affiliation marketing, commercial multiple peril, personal packages, surety, and ocean marine; second in commercial lines, general liability, medical malpractice, federal employees health benefit plans, multiple peril crop, offshore energy, and accounts receivable credit; third in automobile warranty, directors and officers, farmowners multiple peril, recreational watercraft, and workers' compensation; and fifth in reinsurance in the United States. In addition, CNA ranks among the top three insurers for various errors and omissions coverages for architects and engineers, accountants, lawyers and other professionals.

  The Company believes its growth opportunities lie not only in the expansion of its existing business, but also in new business development. Specifically, it is evaluating opportunities for outsourcing, exploring additional strategic alliances to access new markets and developing new insurance products and services.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be used to refinance a portion of existing bank debt outstanding under the Company's revolving credit facility. As of December 1, 1997, the outstanding loans under the revolving credit facility were $400 million and outstanding commercial paper totaled $675 million. The weighted-average interest rate (interest, facility fees and the effect of interest rate swaps) on these loans at December 1, 1997 was 6.31%. The revolving credit facility matures in May 2001. The commercial paper borrowings are classified as long-term because $675 million of the committed revolving credit facility supports the commercial paper program. There was no unused borrowing capacity under the revolving credit facility after giving effect to its support of the commercial paper program.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 and as adjusted to reflect the sale of the 2008 Notes and the 2018 Notes and the application of the net proceeds therefrom. The following information should be read in conjunction with the consolidated financial statements and related notes contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                               SEPTEMBER 30,
                                                                    1997
                                                              -----------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                              -------  --------
                                                               (IN MILLIONS)
Long-Term Debt(1):
  Variable Rate Debt:
    Revolving credit facility................................ $   400  $   100
    Commercial paper.........................................     675      675
    Revolving credit facility--CNA Surety(2).................     105      105
  Senior Notes:
    8 1/4%, due April 15, 1999...............................     101      101
    7 1/4%, due March 1, 2003................................     146      146
    6 1/4%, due November 15, 2003............................     249      249
    6 3/4%, due November 15, 2006............................     248      248
    8 3/8%, due August 15, 2012..............................      98       98
    The 2008 Notes...........................................     --       149
    The 2018 Notes...........................................     --       148
  7 1/4% Debentures, due November 15, 2023...................     247      247
  11% Secured Mortgage Notes, due June 20, 2013..............     388      388
  6.90%--16.29% Secured Capital Leases, due December 31,
   2011......................................................      46       46
  Other......................................................      18       18
                                                              -------  -------
      Total Long-Term Debt...................................   2,721    2,718
Short-Term Debt(1):
  8 7/8% Senior Notes, due March 1, 1998(3)..................     150      150
                                                              -------  -------
      Total Debt.............................................   2,871    2,868
                                                              -------  -------
Stockholders' Equity:
  Preferred Stock:
    Authorized 12,500,000 shares; issued and outstanding
     1,500 shares............................................     150      150
  Common Stock:
    Authorized 200,000,000 shares; issued 61,841,969 shares;
     outstanding 61,798,262 shares...........................     155      155
  Additional paid-in capital.................................     435      435
  Retained earnings..........................................   6,706    6,706
  Net unrealized investment gains............................     474      474
  Treasury Stock, at cost....................................      (3)      (3)
                                                              -------  -------
      Total Stockholders' Equity.............................   7,917    7,917
                                                              -------  -------
      Total Capitalization................................... $10,788  $10,785
                                                              =======  =======

--------
(1) Debt figures are presented net of amortized discount.
(2) CNA owns approximately 62% of the outstanding shares of CNA Surety on a fully diluted basis.
(3) The Company presently intends to incur other indebtedness to repay this indebtedness at or near its maturity, subject to market conditions.

             SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  The following selected condensed consolidated financial information of the Company is derived from and should be read in conjunction with the more detailed information and financial statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 1996, as amended, December 31, 1995, December 31, 1994, December 31, 1993 and December 31, 1992, as amended, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. The data for the nine months ended September 30, 1997 and 1996 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim information. The interim results of operations are not necessarily indicative of the results for a full year.

                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996    1995(A)   1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
RESULTS OF OPERATIONS:
Revenues................  $12,684  $12,666  $16,988  $14,700  $11,000  $11,011  $10,793
                          =======  =======  =======  =======  =======  =======  =======
Income (loss) before
 income tax.............  $   963  $ 1,072  $ 1,345  $ 1,042  $  (134) $    93  $(1,375)
                          =======  =======  =======  =======  =======  =======  =======
Net income (loss)
 excluding net realized
 investment gains
 (losses) and accounting
 changes................  $   383  $   458  $   578  $   463  $   187  $  (252) $  (898)
Net realized investment
 gains (losses).........      304      312      387      294     (150)     519      235
Accounting changes......      --       --       --       --       --       --       332
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $   687  $   770  $   965  $   757  $    37  $   267  $  (331)
                          =======  =======  =======  =======  =======  =======  =======
Earnings per share:
 Net income (loss)
  excluding net realized
  investment gains
  (losses) and
  accounting changes....  $  6.12  $  7.33  $  9.25  $  7.37  $  2.94  $ (4.14) $(14.60)
 Net realized investment
  gains (losses)........     4.92     5.05     6.26     4.77    (2.43)    8.40     3.81
 Accounting changes.....      --       --       --       --       --       --      5.37
                          -------  -------  -------  -------  -------  -------  -------
 Net income (loss)......  $ 11.04  $ 12.38  $ 15.51  $ 12.14  $  0.51  $  4.26  $ (5.42)
                          =======  =======  =======  =======  =======  =======  =======
Ratios:
 Earnings to fixed
  charges(b)............      6.4      6.9      6.8      5.6       (c)     2.7       (d)
 Earnings to fixed
  charges and preferred
  dividends(e)..........      6.2      6.7      6.5      5.4       (f)     2.6       (g)
 Net income, as
  adjusted, to fixed
  charges and preferred
  dividends(h)..........      6.9      7.5      7.4      6.1      1.6      8.6       (g)

                          AT SEPTEMBER 30,                AT DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
BALANCE SHEET DATA:
Total assets............  $62,489  $60,795  $60,300  $60,360  $44,320  $41,912  $39,744
Short-term debt.........      150      --       --       258        2        2        2
Long-term debt..........    2,721    2,774    2,765    2,768      912      913      413
Stockholders' equity....    7,917    6,711    7,060    6,735    4,546    5,381    4,789
Book value per share....   125.69   106.17   111.81   106.56    71.13    84.65    75.07
Shares outstanding (in
 millions of shares)....     61.8     61.8     61.8     61.8     61.8     61.8     61.8
                            NINE MONTHS
                               ENDED
                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
BUSINESS SEGMENT DATA:
Net income (loss)
 excluding net realized
 investment gains
 (losses) and accounting
 changes:
 Property/casualty-
  commercial............  $   230  $   516  $   585  $   431  $   169  $  (242) $  (766)
 Property/casualty-
  personal..............       57       (9)      (5)      22      (42)      13       (9)
 Property/casualty-
  involuntary risks.....       98      (44)      (4)       4       21      (38)    (154)
 Life-individual........       32       33       66       43       30       10       14
 Life-group.............       39       45       44       61       57       34       37
 Interest, other and
  intercompany
  eliminations..........      (73)     (83)    (108)     (98)     (48)     (29)     (21)
                          -------  -------  -------  -------  -------  -------  -------
                          $   383  $   458  $   578  $   463  $   187  $  (252) $  (898)
                          =======  =======  =======  =======  =======  =======  =======

                 See corresponding notes on the following page.

--------
(a) Includes the results of Continental from May 10, 1995, as a result of a merger consummated on May 10, 1995.
(b) For purposes of computing this ratio, earnings consist of income before income taxes and cumulative effect of accounting changes plus fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.
(c) Earnings were insufficient to cover fixed charges in the year ended December 31, 1994, by $134 million due to capital losses of $246 million which exceeded operating income of $101 million.
(d) Earnings were insufficient to cover fixed charges in the year ended December 31, 1992, by $1,375 million. This deficit reflected a $1,500 million increase in claim reserves by CCC with respect to its exposure to asbestos-related bodily injury cases, resulting in an after-tax charge of $990 million against the Company's net income.
(e) For purposes of computing this ratio, net income has been adjusted to include fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals and preferred stock dividends that were increased to reflect pretax amounts which would be required to meet such dividend payments.
(f) Earnings, as adjusted for interest expense and interest element of operating leases, were insufficient to cover fixed charges in the year ended December 31, 1994, by $39 million due to capital losses of $246 million which exceeded operating income of $101 million.
(g) Earnings and net income, as adjusted for interest expense and interest element of operating leases, were insufficient to cover fixed charges and preferred dividend requirements in the year ended December 31, 1992, by $1,378 million and $333 million, respectively. This deficit reflected a $1,500 million increase in claim reserves by CCC with respect to its potential exposure to asbestos-related bodily injury cases, resulting in an after-tax charge of $990 million against the Company's net income for the year ended December 31, 1992.
(h) For purposes of computing this ratio, net income has been adjusted to include fixed charges of consolidated companies after tax. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.

                                   BUSINESS

PROPERTY/CASUALTY BUSINESS

  CNA's property/casualty operations market commercial and personal lines of property/casualty insurance primarily through independent agents and brokers.

  Commercial lines customers include large national corporations, small and medium-sized businesses, groups and associations and professionals. Coverages are written primarily through traditional insurance contracts under which risk is transferred to the insurer. Many large commercial account policies are written under retrospectively-rated contracts which are experience-rated. Premiums for such contracts may be adjusted, subject to limitations set by contract, based on loss experience of the insureds. Other experience-rated policies include provisions for dividends based on loss experience. Experience-rated contracts reduce but generally do not eliminate risk to the insurer.

  Commercial business includes such lines as workers' compensation, general liability and commercial automobile, professional and specialty, multiple peril and accident and health coverages as well as reinsurance. Professional and specialty coverages include liability coverage for architects and engineers, lawyers, accountants, medical and dental professionals; directors and officers liability; and other specialized coverages. The major components of CNA's commercial business are professional and specialty coverages, general liability and commercial automobile and workers' compensation which accounted for 18%, 17% and 17%, respectively, of 1996 property/casualty premiums earned.

  The property/casualty group markets personal lines of insurance, primarily automobile and homeowners' coverages sold to individuals under monoline and package policies.

  CNA is required by the various states in which it does business to provide coverage for risks that would not otherwise be considered under CNA's underwriting standards. CNA's share of involuntary risks is mandatory and generally a function of its share of the voluntary market by line of insurance in each state. Property/casualty involuntary risks include mandatory participation in residual markets, statutory assessments for insolvencies of other insurers and other charges.

  CNA also provides loss control, policy administration and claim administration services under service contracts for fees. Such services are provided primarily in the workers' compensation market, where retention of more risk by the employer through self-insurance or high-deductible programs has become increasingly prevalent.

  Property/Casualty Operations--Three and Nine Months Ended September 30, 1997 and 1996

                                                  PROPERTY/CASUALTY GROUP
                                                ------------------------------
                                                PERIOD ENDED SEPTEMBER 30,
                                                ------------------------------
                                                THIRD QUARTER    NINE MONTHS
                                                --------------  --------------
                                                 1997    1996    1997    1996
                                                ------  ------  ------  ------
                                                 (IN MILLIONS OF DOLLARS)
OPERATING SUMMARY (EXCLUDING NET REALIZED
 INVESTMENT GAINS/LOSSES)
Revenues:
  Premiums..................................... $2,489  $2,593  $7,489  $7,579
  Net investment income........................    432     445   1,343   1,384
  Other........................................    173     137     448     379
                                                ------  ------  ------  ------
                                                 3,094   3,175   9,280   9,342
Benefits and expenses..........................  2,936   2,979   8,781   8,740
                                                ------  ------  ------  ------
  Income before income tax.....................    158     196     499     602
Income tax expense.............................    (37)    (31)   (114)   (139)
                                                ------  ------  ------  ------
  Net operating income (excluding net realized
   investment gains/losses).................... $  121  $  165  $  385  $  463
                                                ======  ======  ======  ======

  Property/casualty revenues, excluding net realized investment gains/losses, decreased $62 million for the nine months ended September 30, 1997, when compared to the same period in 1996. Property/casualty earned premium decreased $90 million from the prior year's comparable period. The decrease in earned premium is due primarily to a reduction in premium in the involuntary risk business, primarily workers' compensation, of $285 million and $70 million for the nine and three months ended September 30, 1997, respectively, compared to the same periods in 1996. These reductions are as a result of improved loss experience in the involuntary risk business.

  Property/casualty pretax operating income before realized gains reflects a decrease of $103 million for the nine months ended September 30, 1997 compared to the same period in 1996. The decrease in pretax operating income stems from an increase in underwriting losses as well as a decline in investment income. This decrease was mitigated in part by lower operating expenses and favorable catastrophe loss experience. Pre-tax catastrophe losses of approximately $79 million for the nine months ended September 30, 1997 compared to $280 million for the respective period in 1996. Underwriting losses for the nine and three months ended September 30, 1997, were $844 million and $273 million, compared to $783 million and $249 million for the same periods in 1996. The Generally Accepted Accounting Principles ("GAAP") combined ratio for the nine months ended September 30, 1997 was 108.9% as compared to 108.6% for the comparable period in 1996. GAAP expense ratios were 29.9% and 31.0% for the nine month periods ended September 30, 1997 and September 30, 1996, respectively. There was profitability improvement in the personal insurance lines, both in the private passenger and homeowner lines. However, continued competitive pressures on virtually all other segments of the insurance market, particularly in the commercial insurance market, resulted in continued deterioration of the loss ratio.

  CNA, consistent with sound insurance reserving practices, regularly adjusts its reserve estimates in subsequent reporting periods as new facts and circumstances emerge that indicate the previous estimates need to be modified. These adjustments, referred to as "reserve development," are inevitable given the complexities of the reserving process and are recorded in the statement of operations in the period the need for the adjustments becomes apparent.

  Loss and loss adjustment expense reserve development for the nine months ended September 30, 1997 and 1996 was favorable and aggregated $297 million and $142 million, respectively (including the effects of unfavorable reserve development for asbestos related claims--See "Risk Factors--Environmental Pollution and Asbestos-Related Claims"). Favorable loss reserve development was partially offset by unfavorable premium development, which aggregated $165 million and $21 million for the nine months ended September 30, 1997 and 1996, respectively. Loss reserve development for the nine months ended September 30, 1997 reflects continued favorable claim frequency (rate of claim occurrence) and severity (average cost per claim) experience, principally in the workers' compensation line of business as well as favorable experience in the surety line of business. In addition, involuntary risk exposures have developed to be less than previously anticipated, which reduced both premium and losses associated with the residual market pool participation, principally for workers' compensation. These trends are consistent with the positive changes in workers' compensation laws, moderate increases in medical costs and a generally strong economy in which individuals return to the workplace more quickly.

  Pretax operating income, excluding net realized investment gains/losses, for the property/casualty insurance subsidiaries was $499 million and $158 million for the nine months and three months ended September 30, 1997, compared to $602 million and $196 million for the same periods in 1996. Investment income decreased 3.0% and 2.9% for the nine and three months ended September 30, 1997, to $1,343 million and $432 million, respectively, when compared with the comparable periods in 1996 of $1,384 million and $445 million, respectively. The decrease reflects reduced operating cash flow available for investment and a movement to lower market yields. The fixed maturities segment of the investment portfolio yielded 6.3% in the nine months ended September 30, 1997 as compared to 6.6% for the nine months ended September 30, 1996.

  The net income of CNA's property/casualty insurance subsidiaries, excluding net realized investment gains/losses, was $385 and $121 million for the nine and three months ended September 30, 1997, compared to $463 million and $165 million for the same periods in 1996. Net realized investment gains for the nine and three months ended September 30, 1997 were $221 million and $126 million, compared to $232 million and $52 million in the comparable periods in 1996.

LIFE BUSINESS

  CNA's life insurance operations market individual and group insurance products primarily through licensed agents, most of whom are independent contractors, who sell life and/or group insurance for CNA and for other companies on a commission basis.

  The individual insurance products consist primarily of term, universal life, participating policies and annuity products. Products developed in 1996 included a portfolio of variable products and new universal life products which were introduced to the market in 1997. Group insurance products include life, accident and health consisting primarily of major medical and hospitalization, and pension products, such as guaranteed investment contracts and annuities. In the medical and hospitalization market, CNA underwrites the Federal Employees Health Benefits Program ("FEHBP") which had revenues of $2.1 billion, $1.9 billion and $1.8 billion in 1996, 1995 and 1994. CNA has undertaken a number of initiatives to enhance service, manage health care utilization and quality, and strengthen CNA's networks of physicians, hospitals and other providers.

  CNA's products are designed and priced using assumptions management believes to be reasonably conservative for mortality, morbidity, persistency, expense levels and investment results. Underwriting practices that management believes are prudent are followed in selecting the risks that will be insured. Further, actual experience related to pricing assumptions is monitored closely so that prospective adjustments to these assumptions may be implemented as necessary. CNA mitigates the risk related to persistency by including contractual surrender charge provisions in its ordinary life and annuity policies in the first five to ten years, thus providing for the recovery of acquisition expenses. The investment portfolios supporting interest sensitive products, including universal life and individual annuities, are managed separately to minimize surrender and interest rate risk.

  Profitability in the health insurance business continues to be impacted by intense competition and rising medical costs. CNA has aggressively pursued expense reduction through increases in automation and other productivity improvements. Further, increasing costs of health care have resulted in a continued market shift away from traditional forms of health coverage toward managed care products and experience-rated plans. CNA's ability to compete in this market will be increasingly dependent on its ability to control costs through managed care techniques, innovation and quality customer-focused service in order to properly position CNA in the evolving health care environment.

 Life Operations--Three and Nine Months Ended September 30, 1997 and 1996

                                   LIFE GROUP
                           ------------------------------
                           PERIOD ENDED SEPTEMBER 30,
                           ------------------------------
                           THIRD QUARTER    NINE MONTHS
                           --------------  --------------
                            1997    1996    1997    1996
                           ------  ------  ------  ------
                            (IN MILLIONS OF DOLLARS)
OPERATING SUMMARY
 (EXCLUDING NET REALIZED
 INVESTMENT GAINS/LOSSES)
Revenues:
  Premiums................ $  847  $  849  $2,544  $2,488
  Net investment income...    102      99     306     295
  Other...................     33      32      89      75
                           ------  ------  ------  ------
                              982     980   2,939   2,858
Benefits and expenses.....    943     945   2,827   2,737
                           ------  ------  ------  ------
  Income before income
   tax....................     39      35     112     121
Income tax expense........    (15)    (12)    (41)    (43)
                           ------  ------  ------  ------
  Net operating income
   (excluding net realized
   investment gains/losses)$   24  $   23  $   71  $   78
                           ======  ======  ======  ======

  Life revenues, excluding net realized investment gains, were approximately $2.9 billion, up 2.8% for the nine months ended September 30, 1997 compared to the same period in 1996. Life premium revenues increased approximately 2.3% for the nine months ended September 30, 1997 when compared to the nine months ended September 30, 1996. Individual life operations premiums increased approximately $45 million due to the continued growth in sales and renewal premiums in the Viaterm life product. Group life operations premiums increased approximately $80 million with increases in FEHBP, group medical and specialty risks. The increase in premiums for these products is offset primarily by a drop in group reinsurance premium. Investment income for the nine months ended September 30, 1997 was $306 million as compared to $295 million for the same period in 1996. This increase can be mainly attributed to a larger asset base generated from increased operating cash flows. The fixed maturities segment of the life investment portfolio, which is the primary investment segment, yielded 6.3% in the nine months of 1997 compared with 6.7% for the same period in 1996.

  Life premiums declined approximately $2 million for the third quarter of 1997 when compared to the third quarter of 1996. The primary reasons for this decline are a decrease in annuity business and group reinsurance business offset in part by increases in Viaterm and Disability and Accident premium.

  Pretax operating income for the life insurance subsidiaries, excluding net realized investment gains/losses, was $112 million and $39 million for the nine and three months ended September 30, 1997, compared to $121 million and $35 million for the same periods in 1996.

  CNA's life insurance subsidiaries' net operating income, excluding net realized investment gains/losses, was $71 million and $24 million for the nine and three months ended September 30, 1997, compared to $78 million and $23 million for the same periods in 1996. Net realized investment gains for the nine and three months ended September 30, 1997 were $73 million and $29 million, compared to $79 million and $22 million for the same periods of 1996.

INVESTMENTS

 Summary of General Account Investments at Market Value

                                                         NINE MONTHS ENDED
                                                         SEPTEMBER 30, 1997
                                                    ----------------------------
                                                      CHANGE IN
                         SEPTEMBER 30, DECEMBER 31, NET UNREALIZED   REALIZED
                             1997          1996     GAINS(LOSSES)  GAINS(LOSSES)
                         ------------- ------------ -------------- -------------
                                        (IN MILLIONS OF DOLLARS)
Fixed maturity
 securities:
  U. S. Treasury
   securities and
   obligations of
   government agencies..    $12,046      $ 9,835        $  59          $ 103
  Asset-backed
   securities...........      4,763        6,292           69             26
  Tax exempt securities.      4,831        4,951           52             18
  Taxable securities....      6,529        6,643           24            102
                            -------      -------        -----          -----
    Total fixed maturity
     securities.........     28,169       27,721          204            249
Stocks..................        863          859            1             57
Short-term investments
 and other..............      7,848        6,830           40            120*
Derivative security
 investments............          3            2          --               2
                            -------      -------        -----          -----
    Total investments...    $36,883      $35,412          245            428
                            =======      =======
Separate accounts and
 other..................                                   35             47
Participating
 policyholders'
 interest...............                                  --              (8)
Income tax expense......                                 (105)          (163)
                                                        -----          -----
    Net investment
     gains..............                                $ 175          $ 304
                                                        =====          =====

--------
* Includes a realized investment gain of approximately $89 million on the merger of CNA Surety Corporation and Capsure Holdings Corp.

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
                                                       (IN MILLIONS OF DOLLARS)
Short-term investments:
  Commercial paper...................................    $2,446        $3,207
  Money markets......................................     1,528           746
  Escrow.............................................     1,099         1,062
  Security repurchase collateral.....................     1,185           101
  Other..............................................       586           738
                                                         ------        ------
    Total short-term investments ....................    $6,844        $5,854
                                                         ======        ======

  CNA's general account investment portfolio is managed to maximize after-tax investment return, while minimizing credit risks, with investments concentrated in high quality securities to support its insurance operations.

  CNA has the capacity to hold its fixed maturity portfolio to maturity. However, securities may be sold as part of CNA's asset/liability strategies or to take advantage of investment opportunities generated by changing interest rates, prepayments, tax and credit considerations, or other similar factors. Accordingly, the fixed maturity securities are classified as available for sale.

  CNA has a securities lending program where securities are loaned to third parties, primarily major brokerage firms. Borrowers of these securities must deposit 100% of the fair value of the securities if the collateral is cash, or 102% if the collateral is securities. Cash deposits from these transactions are invested in short-term investments (primarily commercial paper). CNA continues to receive the interest on loaned debt securities, as beneficial owner, and accordingly, loaned debt securities are included within fixed maturity securities. The liabilities for securities sold subject to repurchase agreements are recorded at their contractual repurchase amounts.

  On December 30, 1993, CNA deposited $987 million in an escrow account, pursuant to the Fibreboard Global Settlement Agreement, as discussed in "Risk Factors." The funds are included in short-term investments and are invested mainly in U.S. Treasury securities. The escrow account at September 30, 1997 amounted to $1,100 million as compared to $1,071 million at year end 1996.

  At September 30, 1997, 47% of the general account's fixed maturity securities portfolio was invested in U.S. Government securities, 30% in other AAA rated securities and 12% in AA and A rated securities. CNA's guaranteed investment portfolio includes fixed maturity securities which, at September 30, 1997, were comprised of 2% in U.S. Government securities, 61% in other AAA rated securities and 13% in AA and A rated securities. These ratings are primarily from Standard & Poor's.

  The general account portfolio consists primarily of high quality (BBB or higher) marketable fixed maturity securities, approximately 94% of which were rated as investment grade at September 30, 1997. At September 30, 1997, tax-exempt securities and short-term investments, excluding collateral for securities sold under repurchase agreements, comprised approximately 13% and 15%, respectively, of the general account's total investment portfolio compared to 14% and 16%, respectively, at December 31, 1996. Historically, CNA has maintained short-term assets at a level that provided for liquidity to meet its short-term obligations, as well as reasonable contingencies and anticipated claim payout patterns. At September 30, 1997, the major components of the short-term investment portfolio consisted primarily of high-grade commercial paper and U.S. Treasury bills. Collateral for securities sold under repurchase agreements increased $1,084 million from December 31, 1996 to $1,185 million at September 30, 1997.

  As of September 30, 1997, the market value of CNA's general account investments in fixed maturities was $28.2 billion and was greater than amortized cost by approximately $385 million. This compares to a market value of $27.7 billion and $181 million of net unrealized investment gains at December 31, 1996. The gross unrealized investment gains and losses for the fixed maturity securities portfolio at September 30, 1997 were $508 million and $123 million, respectively, compared to $444 million and $263 million, respectively, at December 31, 1996. The increase in unrealized investment gains is attributable, in large part, to decreases in interest rates which have a positive effect on bond values.

  Net unrealized investment gains on general account fixed maturities at September 30, 1997 included net unrealized losses on high yield securities of $25 million, compared to net unrealized gains of $41 million at December 31, 1996. High yield securities are bonds rated as below investment grade by bond rating agencies, plus private placements and other unrated securities which, in the opinion of management, are below investment grade. Fair values of high yield securities in the general account were $1.79 billion at September 30, 1997 as compared to $2.02 billion at December 31, 1996.

  At September 30, 1997, total Separate Account cash and investments amounted to $5.9 billion with taxable fixed maturity securities representing approximately 83% of the Separate Accounts' portfolio. Approximately 75% of Separate Account investments are used to fund guaranteed investments for which CAC guarantees principal and a specified return to the contractholders. The duration of fixed maturity securities included in the guaranteed investment portfolio are matched approximately with the corresponding payout pattern of the guaranteed investment contracts. The fair value of all fixed maturity securities in the guaranteed investment portfolio was $4.0 billion at September 30, 1997 compared to $3.8 billion at December 31, 1996. At September 30, 1997, fair value was greater than the amortized cost by approximately $43 million. This compares to an unrealized loss of $1 million at December 31, 1996. The gross unrealized investment gains and losses for the guaranteed investment fixed maturity securities portfolio at September 30, 1997 were $66 million and $23 million, respectively. The gross unrealized investment gains and losses for the guaranteed investment fixed maturity securities portfolio at December 31, 1996 were $55 million and $56 million, respectively.

  Carrying values of high yield securities in the guaranteed investment portfolio were $543 million and approximated market value at September 30, 1997 as compared to a carrying value of $472 million at December 31, 1996. Net unrealized investment losses on such high yield securities were $6 million at December 31, 1996.

  High yield securities (below BBB) generally involve a greater degree of risk than that of investment grade securities. Expected returns should, however, compensate for the added risk. The risk is also considered in the interest rate assumptions in the underlying insurance products. As of September 30, 1997, CNA's investment in high yield bonds, including Separate Accounts, was approximately 4% of total assets. In addition, CNA's investment in mortgage loans and investment real estate are substantially below the industry average, representing less than one quarter of one percent of its total assets.

  Included in CNA's fixed maturity securities at September 30, 1997 (general and guaranteed investment portfolios) were $7.3 billion of asset-backed securities, consisting of approximately 54% in collateralized mortgage obligations ("CMOs"), 9% in corporate asset-backed obligations, and 37% in U.S. Government issued pass-through certificates. The majority of CMOs held are U.S. Government agency issues, which are actively traded in liquid markets and are priced monthly by broker-dealers. At September 30, 1997, the fair value of asset-backed securities was more than amortized cost by approximately $91 million compared to net unrealized investment losses of $5 million at December 31, 1996. CNA limits the risks associated with interest rate fluctuations and prepayment by concentrating its CMO investments in early planned amortization classes with relatively short principal repayment windows.

  CNA, its subsidiaries and Separate Accounts, invest from time to time in certain derivative financial instruments to increase investment returns and to reduce the impact of changes in interest rates on certain corporate borrowings. Financial instruments used for such purposes include interest rate swaps, put and call options, commitments to purchase securities, futures and forwards. Derivative securities, other than swaps associated with certain corporate borrowings, are marked-to-market and valuation changes are reported as realized investment gains and losses. Valuation changes for swaps associated with certain corporate borrowings are not recognized because such swaps are considered hedges. Management believes CNA's investment in, and risk in relation to, derivative securities are not significant.

  The fair values associated with these instruments are generally affected by changes in interest rates and the stock market. The credit exposure associated with these instruments is generally limited to the unrealized fair value of the instruments and will vary based on changes in market prices. The risk of default depends on the creditworthiness of the counterparty to the instrument.

  The fair value of derivatives generally reflects the estimated amounts that CNA would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for substantially all of CNA's derivatives. For securities not actively traded, fair values are estimated using values obtained from independent pricing services, costs to settle or quoted market prices of comparable instruments.

  One Separate Account product is an indexed group annuity contract for institutional investors which guarantees the S&P 500 rate of return plus an annual return of 25 basis points. Deposits are taken for a 3 year period with no payout until the end of the period. CNA hedges the contract liability by purchasing S&P 500 futures contracts in a notional amount equal to the original deposit and investing the remaining cash in a variety of investment strategies. The futures contracts are rolled quarterly, and the number of contracts is adjusted periodically to approximate the future liability to the customer. As of September 30, 1997, CNA held 1,303 S&P 500 futures contracts with a notional value of $622 million. This position hedged a liability to depositors in a nearly equal amount.

FORWARD LOOKING STATEMENTS

  When included in this Prospectus Supplement and the accompanying Prospectus, the words "expects," "intends," "anticipates," "estimates," and analogous expressions are intended to identify forward-looking statements. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, general economic and business conditions, competition, changes in financial markets (credit, currency, commodities and stocks), changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, judicial decisions and rulings, and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Prospectus Supplement. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this Prospectus Supplement or the accompanying Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                                 RISK FACTORS

ENVIRONMENTAL POLLUTION AND ASBESTOS-RELATED CLAIMS

  The CNA property/casualty insurance companies have potential exposures related to environmental pollution and asbestos-related claims.

  Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean-up. The insurance industry is involved in extensive litigation regarding coverage issues. Judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies.

  The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration of abandoned toxic waste sites and formalize the concept of legal liability for clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds (Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. To date, approximately 1,300 clean-up sites have been identified by the Environmental Protection Agency on its National Priorities List. On the other hand, the Congressional Budget Office is estimating that there will be 4,500 National Priority List sites, and other estimates project as many as 30,000 sites that will require clean-up under ECLs. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established.

  CNA and the insurance industry are disputing coverage for many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, trigger of coverage, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean-up of waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues.

  A number of proposals to reform Superfund have been made by various parties. Despite Superfund taxing authority expiring at the end of 1995, no reforms have yet been enacted by Congress. While the current Congress may address this issue, no predictions can be made as to what legislation, if any, will result. If there is legislation, and in some circumstances even if there is no legislation, the federal role in environmental clean-up may be materially reduced in favor of state action. Substantial changes in the federal statute or the activity of the EPA may cause states to reconsider their environmental clean-up statutes and regulations. There can be no meaningful prediction of the pattern of regulation that would result.

  Due to the inherent uncertainties described above, including the inconsistency of court decisions, the number of waste sites subject to clean-up, and the standards for clean-up and liability, the ultimate exposure to CNA for environmental pollution claims cannot be meaningfully quantified.

  Claim and claim expense reserves represent management's estimates of ultimate liabilities based on currently available facts and case law. However, in addition to the uncertainties previously discussed, additional issues related to, among other things, specific policy provisions, multiple insurers and allocation of liability among insurers, consequences of conduct by the insured, missing policies and proof of coverage make quantification of liabilities exceptionally difficult and subject to adjustment based on new data. As of September 30, 1997 and December 31, 1996, CNA carried approximately $824 million and $908 million, respectively, of claim and claim expense reserves, net of reinsurance recoverables, for reported and unreported environmental pollution claims. The reserves relate to claims for accident years 1988 and prior, which coincides with CNA's adoption of the Simplified Commercial General Liability coverage form which included an absolute pollution exclusion. There was no unfavorable reserve development for the nine months ended September 30, 1997 and 1996.

  CNA has exposure to asbestos-related claims, including those attributable to the Fibreboard claim. A detailed discussion of CNA's litigation with Fibreboard Corporation regarding asbestos-related bodily injury claims is discussed immediately below the following table. Estimation of asbestos-related claim reserves encounters many of the same limitations discussed above for environmental pollution claims, such as inconsistency of court decisions, specific policy provisions, multiple insurers and allocation of liability among insurers, missing policies and proof of coverage. As of September 30, 1997 and December 31, 1996, CNA carried approximately $1,415 million and $1,506 million, respectively, of claim and claim expense reserves, net of reinsurance recoverables, for reported and unreported asbestos-related claims. Unfavorable reserve development for the nine months ended September 30, 1997 and 1996, totaled $40 million and $38 million, respectively.

  The following table provides additional data related to CNA's environmental pollution and asbestos-related claim and claim expense reserves.

 Reserve Summary

                                     SEPTEMBER 30, 1997     DECEMBER 31, 1996
                                   ---------------------- ----------------------
                                   ENVIRONMENTAL          ENVIRONMENTAL
                                     POLLUTION   ASBESTOS   POLLUTION   ASBESTOS
                                   ------------- -------- ------------- --------
                                             (IN MILLIONS OF DOLLARS)
Gross reserves:
  Reported claims.................     $288       $1,431     $  289      $1,551
  Unreported claims...............      577          101        714          94
                                       ----       ------     ------      ------
                                        865        1,532      1,003       1,645
Less reinsurance recoverables.....      (41)        (117)       (95)       (139)
                                       ----       ------     ------      ------
    Net reserves..................     $824       $1,415     $  908      $1,506
                                       ====       ======     ======      ======

  The results of operations in future years may continue to be adversely affected by environmental pollution and asbestos claims and claim expenses. Management will continue to monitor potential liabilities and make further adjustments as warranted.

FIBREBOARD LITIGATION

  CNA's primary property/casualty subsidiary, CCC, has been party to litigation with Fibreboard Corporation ("Fibreboard") involving coverage for certain asbestos-related claims and defense costs (San Francisco Superior Court, Judicial Council Coordination Proceeding 1072). As described below, CCC, Fibreboard, another insurer (Pacific Indemnity, a subsidiary of the Chubb Corporation), and a negotiating committee of asbestos claimant attorneys (collectively referred to as "Settling Parties") have reached a Global Settlement (the "Global Settlement") which is subject to court approval, to resolve all future asbestos-related bodily injury claims involving Fibreboard.

  CCC, Fibreboard and Pacific Indemnity have also reached an agreement (the "Trilateral Agreement") on a settlement to resolve the coverage litigation which provides funding for Fibreboard's asbestos claims in the event the Global Settlement does not obtain final court approval.

  On July 27, 1995, the United States District Court for the Eastern District of Texas entered judgment approving the Global Settlement Agreement and the Trilateral Agreement. As expected, appeals were filed as respects both of these decisions. On July 25, 1996, a panel of the United States Fifth Circuit Court of Appeals in New Orleans affirmed the judgment approving the Global Settlement Agreement by a 2 to 1 vote and affirmed the judgment approving the Trilateral Agreement by a 3 to 0 vote. Petitions for rehearing by the panel and Suggestions for Rehearing by the entire Fifth Circuit Court of Appeals as respects the decision on the Global Settlement Agreement were denied. Two petitions for certiorari were filed in the Supreme Court as respects the Global Settlement Agreement. On June 27, 1997, the Supreme Court granted these petitions, vacated the Fifth Circuit's judgment as respects the Global Settlement Agreement, and remanded to the Fifth Circuit for reconsideration in light of the Supreme Court's decision in Amchem Products Co. v. Windsor. The parties submitted additional briefs on remand and argued before the Fifth Circuit on November 12, 1997. The Fifth Circuit has not yet rendered a decision on this remand.

  No further appeal was filed with respect to the Trilateral Agreement; therefore, court approval of the Trilateral Agreement has become final.

  On April 9, 1993, CCC and Fibreboard entered into an agreement pursuant to which, among other things, the parties agreed to use their best efforts to negotiate and finalize a global class action settlement with asbestos-related bodily injury and death claimants.

  On August 27, 1993, the Settling Parties reached an agreement in principle for an omnibus settlement to resolve all future asbestos-related bodily injury claims involving Fibreboard. The Global Settlement Agreement was executed on December 23, 1993. The agreement calls for contribution by CCC and Pacific Indemnity of an aggregate of $1.525 billion to a trust fund for a class of all future asbestos claimants, defined generally as those persons whose claims against Fibreboard were neither filed nor settled before August 27, 1993. An additional $10 million is to be contributed to the fund by Fibreboard. As indicated above, the Global Settlement approval is presently before the Fifth Circuit on remand by order of the Supreme Court vacating the Fifth Circuit's previous decision approving the Global Settlement. There is limited precedent with settlements which determine the rights of future personal injury claimants to seek relief.

  Through September 30, 1997, CCC, Fibreboard and plaintiff attorneys had reached settlements with respect to approximately 135,620 claims, for an estimated settlement amount of approximately $1.62 billion plus any applicable interest. Final court approval of the Trilateral Agreement obligates CCC to pay under these settlements. Approximately $1.59 billion, including interest, was paid by CCC through September 30, 1997. Such payments have been partially recovered from Pacific Indemnity. CCC may negotiate other agreements for unsettled claims.

  Final court approval of the Trilateral Agreement and its implementation has eliminated any further material exposure with respect to the Fibreboard matter, and subsequent reserve adjustments, if any, will not, in the opinion of management, materially affect the results of operations or equity of CNA.

TOBACCO LITIGATION

  CNA's primary property/casualty subsidiaries have been named as defendants as part of a "direct action" lawsuit, Richard P. Ieyoub v. The American Tobacco Company, et al., filed by the Attorney General for the State of Louisiana, in state court, Calcasieu Parish, Louisiana. In that suit, filed against certain tobacco manufacturers and distributors (the "Tobacco Defendants") and over 100 insurance companies, the State of Louisiana seeks to recover medical expenses allegedly incurred by the State as a result of tobacco-related illnesses.

  The original suit was filed on March 13, 1996, against the Tobacco Defendants only. The insurance companies were added to the suit in March 1997 under a "direct action" statute in Louisiana. Under the direct action statute, the Louisiana Attorney General is pursuing liability claims against the Tobacco Defendants and their insurers in the same suit, even though none of the Tobacco Defendants has made a claim for insurance coverage.

  Recently, the United States District Court for the Western District of Louisiana, Lake Charles Division, granted a petition to remove this litigation to the federal district court. The district court's decision is currently on appeal to the United States Fifth Circuit Court of Appeals. During the pending appeal, all proceedings in state court and in the federal district court are stayed. Because of the uncertainties inherent in assessing the risk of liability at this very early stage of the litigation, management is unable to make a meaningful estimate of the amount or range of any loss that could result from an unfavorable outcome of the pending litigation. However, management believes that the ultimate outcome of the pending litigation should not materially affect the results of operations or equity of CNA.

OTHER LITIGATION

  CNA and its subsidiaries are also parties to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect the results of operations or equity of CNA.

IMPACT OF YEAR 2000 ON THE COMPANY

  The widespread use of computer programs, both in the United States and internationally, that rely on two digit date fields to perform computations and decision making functions may cause computer systems to malfunction when processing information involving dates after 1999. Such malfunctions could lead to business delays and disruptions. The Company is in the process of replacing many of its legacy systems and is upgrading its systems to accommodate business for the year 2000, and anticipates that by December 1, 1998 it will have substantially completed its program of replacements and the necessary upgrades to accommodate year 2000 processing of its business. However, due to the interdependent nature of computer systems, the Company may be adversely impacted depending upon whether it or other entities not affiliated with the Company (vendors and business partners) address this issue successfully. In addition, property/casualty insurance companies may have an underwriting exposure related to year 2000. Although the Company has not received any claims for coverage from its policyholders based on losses resulting from year 2000 issues, there can be no assurance that policyholders will not suffer losses of this type and seek compensation under the Company's insurance policies. If any claims are made, coverage, if any, will depend on the facts and circumstances of the claim and the provisions of the policy. At this time, the Company is unable to determine whether the adverse impact, if any, in connection with the foregoing circumstances would be material to the Company.

HOLDING COMPANY STRUCTURE

  The Company is a holding company and derives its operating income and operating cash flow from its subsidiaries. The Company relies upon distributions from its subsidiaries as well as returns on its cash and invested assets to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Debt Securities (such as the Notes) and dividends on the preferred stock. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, applicable state laws and any restrictions that may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of the Company's subsidiaries (and, in the case of insurance subsidiaries, their policyholders) will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness and capital stock, including the Notes and preferred stock.

  The insurance industry is subject to comprehensive and detailed regulation and supervision throughout the United States. Each state has established supervisory agencies with broad administrative power relative to licensing insurers and agents, approving policy forms, establishing reserve requirements, fixing minimum interest rates for accumulation of surrender values and maximum interest rates of policy loans, prescribing the form and content of statutory financial reports, restricting payments of dividends by insurance subsidiaries and other affiliates and regulating solvency and the type and amount of investments permitted. Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. In addition to regulations discussed above, intercompany transfers of assets may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the insurance affiliates making the transfer.

  The payment of dividends to CNA by its insurance affiliates without prior approval of the affiliate's domiciliary state insurance commissioner is limited to amounts determined by formula in accordance with the accounting practices prescribed or permitted by the state's insurance departments. This formula varies by state. The formula for the majority of the states is the greater of 10% of prior year statutory surplus or prior year statutory net income, less the aggregate of all dividends paid during the twelve months prior to date of payment. Some states, however, have an additional stipulation that dividends cannot exceed prior year earned surplus. All dividends must be reported to the domiciliary insurance department prior to declaration and payment.

  In addition to regulation of dividends by insurance subsidiaries, the National Association of Insurance Commissioners ("NAIC") developed industry minimum Risk-Based Capital ("RBC") requirements, established a formal state accreditation process designed to more closely regulate for solvency, minimized the diversity of approved statutory accounting and actuarial practices and increased the annual statutory statement disclosure requirements.

  The RBC formulas are designed to identify an insurer's minimum capital requirements based upon the inherent risks (e.g., asset default, credit and underwriting) of its operations. In addition to the minimum capital requirements, the RBC formula and related regulations identify various levels of capital adequacy and corresponding actions that the state insurance departments should initiate. The level of capital adequacy below which insurance departments would take action is defined as the Company Action Level. As of December 31, 1996, all of CNA's property/casualty and life insurance affiliates have adjusted capital amounts in excess of Company Action Levels.

  No assurance can be given that there will not be further regulatory actions restricting the ability of the Company's subsidiaries to pay dividends and, accordingly, that funds held by the Company's subsidiaries will be available to the Company for payment of principal of or interest on the Debt Securities (including the Notes) or for payment of dividends on preferred stock.


                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the 2008 Notes and the 2018 Notes (referred to in the Prospectus as the "Senior Debt Securities" and the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, dated August 22, 1997 (the "Prospectus"), to which reference is hereby made.

GENERAL

  The 2008 Notes and the 2018 Notes are to be issued as separate series under an indenture, dated as of March 1, 1991, as supplemented by a supplemental indenture dated as of October 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee"). The Company believes that the following summary of certain provisions of the Indenture, together with the "Description of Senior Debt Securities" contained in the Prospectus, is a complete discussion of all material terms of the Indenture. Capitalized terms not otherwise defined under the heading "Description of the Notes" have the meanings given to them in the Prospectus and the Indenture.

  The 2008 Notes will be limited to $150,000,000 aggregate principal amount and will mature on
January 15, 2008. The 2018 Notes will be limited to $150,000,000 aggregate principal amount and will mature on January 15, 2018. The Notes will not be redeemable prior to maturity. The Notes will be unsecured and will rank pari passu with all other unsecured senior indebtedness of the Company from time to time outstanding. As of September 30, 1997, the Company had $1,725 million of senior indebtedness outstanding, none of which was secured indebtedness. In addition, the Company's subsidiaries had $899 million of indebtedness outstanding as of September 30, 1997, which would be structurally senior to the Notes. See "Risk Factors--Holding Company Structure." The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series.

  The 2008 Notes and the 2018 Notes will bear interest at the respective rates per annum shown on the cover page of this Prospectus Supplement from January 13, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 1998 (each an "Interest Payment Date"), to the persons in whose names such Notes were registered at the close of business on the next preceding December 31 and June 30, whether or not a Business Day (as defined below) (each a "Regular Record Date"), respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Interest payable on a Note on any Interest Payment Date or at maturity shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or provided for (or from and including January 13, 1998, if no interest has been paid or provided for with respect to such Note) to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of a Note falls on a day that is not a Business Day, the payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be. "Business Day" means any day, other than a Saturday, Sunday, legal holiday, or other day on which banks in The City of New York are required or authorized by law, regulation or executive order to close.

  The provisions of Article Three of the Indenture relating to defeasance, described in the Prospectus under "Description of Senior Debt Securities-- Defeasance," are applicable to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in U.S. dollars in immediately available funds.

  The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be represented by Global Securities registered in the name of the nominee of the Depositary. Beneficial interests in each Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of owners). Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under limited circumstances as specified in the Prospectus.

  The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc., Salomon Brothers Inc and ABN AMRO Chicago Corporation (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth opposite their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                       PRINCIPAL    PRINCIPAL
                                                       AMOUNT OF    AMOUNT OF
           UNDERWRITER                                 2008 NOTES   2018 NOTES
           -----------                                ------------ ------------
      Merrill Lynch, Pierce, Fenner & Smith
       Incorporated.................................. $ 35,000,000 $ 35,000,000
      Goldman, Sachs & Co............................   35,000,000   35,000,000
      Lehman Brothers Inc............................   35,000,000   35,000,000
      Salomon Brothers Inc...........................   35,000,000   35,000,000
      ABN AMRO Chicago Corporation...................   10,000,000   10,000,000
                                                      ------------ ------------
           Total..................................... $150,000,000 $150,000,000
                                                      ============ ============

  The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less concessions not in excess of .4% of the principal amount of the 2008 Notes and .5% of the principal amount of the 2018 Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 2008 Notes and .25% of the principal amount of the 2018 Notes to certain other dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

  The Company has been advised by the Underwriters that they intend to make a market in each series of the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the development or liquidity of a trading market for the Notes.

  Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as representative, will be permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

  If the Underwriters create a short position in the Notes in connection with this offering, i.e., if they sell more of the Notes than are set forth on the cover page of this Prospectus Supplement, Merrill Lynch may reduce that short position by purchasing Notes in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither the Company nor the Underwriters make any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will be discontinued without notice.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  From time to time the Underwriters or affiliates thereof have engaged and may in the future engage in investment banking or commercial banking transactions with the Company or its affiliates in the ordinary course of business.

                                LEGAL OPINIONS

  The legality of the Notes will be passed upon for the Company by Donald M. Lowry, Senior Vice President, Secretary and General Counsel of the Company, and by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules, as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in CNA's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon and included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

PROSPECTUS
                                $1,000,000,000

                           CNA FINANCIAL CORPORATION

                                DEBT SECURITIES

  CNA Financial Corporation (the "Company") may offer from time to time its debt securities consisting of debentures, notes and/or other evidences of senior unsecured indebtedness (the "Senior Debt Securities"), subordinated unsecured debt securities ("Subordinated Debt Securities," and together with the Senior Debt Securities, the "Debt Securities"), or shares of preferred stock ("Preferred Stock," and together with the Debt Securities, the "Securities"). The Debt Securities and shares of Preferred Stock may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be offered in one or more series with the same or various maturities, at par or with an original issue discount and may be denominated either in U.S. dollars or foreign currencies, including the European Currency Units ("ECU"). The Securities will be sold directly, through agents designated from time to time or through one or more underwriters or dealers, or a group of underwriters. see "Plan of Distribution."

  Certain terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), such as (i) in the case of the Debt Securities, the specific designation, currency in which the debt Securities are denominated, aggregate principal amount, denominations, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable), if any, and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for exchange at the option of the Company or the holder into common stock of the Company, terms for sinking or purchase fund payment, and the application, if any, of restrictive covenants or events of default that are in addition to or different from those described herein, (ii) in the case of the Preferred Stock, the specific title, number of shares or fractional interests therein, any dividend, liquidation, redemption, exchange, voting and other rights, preferences and privileges, and (iii) in the case of any Security, the public offering price, the names of any underwriters or agents, the amounts to be purchased by underwriters and the compensation of such underwriters or agents, and the other terms in connection with the offering and sale of the Offered Securities, in each case, will be set forth in the accompanying Prospectus Supplement. See "Description of Securities." The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to Offered Securities covered by the Prospectus Supplement. All or a portion of the Securities may be issued in permanent or temporary global form (each a "Global Security").

  The Debt Securities will be effectively subordinated to all existing and future obligations of the Company's subsidiaries, including claims of policyholders of the Company's insurance subsidiaries. The Company's subsidiaries had approximately $791.1 million aggregate principal amount of total indebtedness for borrowed money outstanding as of June 30, 1997. In addition, as of June 30, 1997, approximately $1,724.4 million aggregate principal amount of existing indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities and senior to the Subordinated Debt Securities. As of June 30, 1997, the Company had $247.1 million in aggregate principal amount of existing indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON  THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY  REPRESENTATIONS
    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

                The date of this Prospectus is August 22, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's worldwide web site at http://www.sec.gov. Documents filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (file no. 1-5823) are incorporated in this Prospectus by reference and hereby made a part hereof:

    1. The Company's Current Reports on Form 8-K dated August 5, 1997;

    2. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended; and

    3. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Securities, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated by reference herein). Requests for such copies should be directed to the Company's principal executive offices located at CNA Plaza, 43S, Chicago, Illinois 60685, Attention: Secretary (telephone (312) 822-5000).

                               ----------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  THE COMPANY

  CNA Financial Corporation ("CNA") was incorporated in 1967 as the parent company of Continental Casualty Company ("CCC"), incorporated in 1897, and Continental Assurance Company ("CAC"), incorporated in 1911. In 1975, CAC became a wholly-owned subsidiary of CCC. On May 10, 1995, CNA acquired all the outstanding common stock of The Continental Corporation ("Continental") and it became a wholly-owned subsidiary of CNA. The Continental Corporation, a New York corporation incorporated in 1968, is an insurance holding company. Its principal subsidiary, The Continental Insurance Company ("CIC") was organized in 1853. The principal business of Continental is the ownership of a group of property and casualty insurance companies.

  CNA's property and casualty insurance operations are conducted by CCC and its property and casualty insurance affiliates and CIC and its property and casualty insurance affiliates. Life insurance operations are conducted by CAC and its life insurance affiliates. CNA's principal business is insurance conducted through its insurance subsidiaries. As multiple-line insurers, the insurance companies underwrite property, casualty, life and accident and health coverages, as well as pension products and annuities. Their principal market for insurance products is the United States.

                                USE OF PROCEEDS

  Unless otherwise specified in the accompanying Prospectus Supplement, a portion of the net proceeds will be used to pay down borrowings outstanding under the Company's revolving credit facility and/or commercial paper program. The revolving credit facility matures in May 2001, and bears interest at the rate of LIBOR plus .25% (5.89% as of July 31, 1997). The remaining proceeds will be added to the Company's general funds and used for general corporate purposes, which may include, but are not limited to, prepayment of other debt, and capital contributions to the Company's subsidiaries to strengthen such subsidiaries' continuing operations.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

  The Senior Debt Securities will be issued under an Indenture, dated March 1, 1991, between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under the caption "Description of Senior Debt Securities" as the "Trustee"), as supplemented by a supplemental indenture, dated as of October 15, 1993 (as so supplemented, the "Senior Indenture"), copies of which are incorporated by reference as or filed as exhibits to the Registration Statement. The Company believes that the following summary of certain provisions of the Senior Indenture is a complete discussion of all material terms necessary to understand the Senior Indenture. Capitalized terms not otherwise defined under the heading "Description of Senior Debt Securities" have the meaning given to them in the Senior Indenture. As used in this section "Description of Senior Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

  The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 1997, approximately $1,724.4 million aggregate principal amount of indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities. The Senior Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company under the Senior Indenture or otherwise. The Senior Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Senior Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Senior Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulations and various business considerations.

  Reference is made to the Prospectus Supplement for the following terms of the offered Senior Debt Securities (to the extent such terms are applicable to such Senior Debt Securities): (i) the title of such Senior Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Senior Debt Securities; (iii) whether such Senior Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Senior Debt Securities are to be issuable initially in temporary global form and whether any of such Senior Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Senior Debt Securities will be issued; (v) the date or dates on which such Senior Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Senior Debt Securities will bear interest, if any, the dates from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company; (vii) the Interest Payment Dates on which any such interest on such Senior Debt Securities will be payable, the Regular Record Date for any interest payable on such Senior Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;"
(viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Senior Debt Security (or one or more predecessor Senior Debt Securities) is registered at the close of business on the Regular Record Date for such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Senior Debt Securities, the portion of the principal amount of such Senior Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Senior Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Senior Debt Securities will be payable and each office or agency where, subject to the terms of the Senior Indenture as described below under "Denominations, Registration and Transfer," such Senior Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Senior Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Senior Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Senior Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Senior Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Senior Debt Securities;
(xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein;
(xvii) the form of such Senior Debt Security; and (xviii) any other terms and provisions of such Senior Debt Securities not inconsistent with the terms and provisions of the Senior Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Senior Debt Securities. Senior Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

  If the purchase price of any of the offered Senior Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of

Senior Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Senior Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Senior Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Senior Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Senior Debt Securities represented by such Global Security. The Prospectus Supplement relating to Senior Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

  In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Senior Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Senior Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Senior Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Senior Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Senior Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Senior Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Senior Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Senior Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Senior Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Senior Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Senior Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Senior Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Senior Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Senior Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Senior Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee an opinion of counsel to that effect.

  Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Senior Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Senior Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Senior Debt Securities of a series are issuable only as

Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Senior Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Senior Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Senior Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

  All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Senior Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Senior Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

  The Senior Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Senior Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Senior Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Senior Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Senior Debt Securities or by the Company if such Senior Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Debt Securities represented by such Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Senior Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Senior Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Securities Indenture.

  Payments of principal of and any premium and any interest on individual Senior Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Senior Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Senior Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depository for a series of Senior Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Senior Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Senior Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Senior Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities of such series in exchange for the Global Security representing such series of Senior Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Senior Debt Securities, determine not to have any Senior Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Senior Debt Securities of such series in exchange for the Global Security or Securities representing such series of Senior Debt Securities. Individual Senior Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Senior Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

  Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

  The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

  The Senior Indenture provides that the Company will be discharged from any and all obligations in respect of the Senior Debt Securities of any series (except for certain obligations to register the transfer or exchange of Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Senior Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

  The Senior Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Senior Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Senior Indenture and the Senior Debt Securities of any series, upon the deposit with the Trustee under the Senior Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. The obligations of the Company under the Senior Indenture and Senior Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

  In the event the Company exercises its option to omit compliance with certain covenants of the Senior Indenture with respect to the Senior Debt Securities of any series as described above and the Senior Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

  The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SENIOR INDENTURE

  The Senior Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Senior Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Senior Indenture or modifying the rights of the holders of the Senior Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Senior Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Senior Debt Security so affected, or (ii) reduce the aforesaid percentage of Senior Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Senior Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Senior Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Senior Debt Securities is defined in the Senior Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Senior Debt Securities of such series; (b) default by the Company in the payment of any principal on the Senior Debt Securities of such series; (c) default by the Company in the payment of any sinking fund installment with respect to such series of Senior Debt Securities; (d) default by the Company in the performance of any of the agreements in the Indenture contained therein for the benefit of the Senior Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Senior Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Senior Debt Securities of such series then outstanding; (e) with respect to any series of Senior Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Senior Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Senior Indenture with respect to any series of Senior Debt Securities. No Event of Default (other than an Event of Default under clause (f)) described above with respect to a particular series of Senior Debt Securities necessarily constitutes an Event of Default with respect to any other series of Senior Debt Securities.

  The Senior Indenture provides that if an Event of Default with respect to any series of Senior Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Senior Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Senior Debt Securities of that series then outstanding may declare the principal amount (or, if the Senior Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Senior Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Senior Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Senior Debt Securities of that series then outstanding.

  The Senior Indenture contains a provision entitling the Trustee with respect to any series of Senior Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Senior Debt Securities of such series before proceeding to exercise any right or power under the Senior Indenture at the request of the holders of such Senior Debt Securities. The Senior Indenture also provides that the holders of a majority in principal amount of the outstanding Senior Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Senior Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Senior Debt Securities of such series. The Senior Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

  No holder of any Senior Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Senior Debt Securities written notice of an Event of Default with respect to Senior Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Senior Debt Security to receive payment of the principal of and any interest on such Senior Debt Security on or after the due dates expressed in such Senior Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Senior Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Senior Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

  Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Senior Indenture and the Senior Debt Securities do not contain any covenants or other provisions designed to afford holders of the Senior Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

  No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Senior Debt Securities or the Senior Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Senior Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Senior Debt Securities.

THE TRUSTEE

  The Trustee in its individual or any other capacity may become the owner or pledgee of Senior Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Senior Indenture.

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

  The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under "Description of Subordinated Debt Securities" as the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement. The Company believes that the following summary of certain provisions of the Subordinated Indenture is a complete discussion of all material terms necessary to understand the Subordinated Indenture. Capitalized terms not otherwise defined under the heading "Description of Subordinated Debt Securities" have the meaning given to them in the Indenture. As used in this section "Description of Subordinated Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

  The Subordinated Debt Securities will rank equally with all other unsecured and subordinated indebtedness for borrowed money of the Company. As of June 30, 1997, approximately $1,724.4 million aggregate principal amount of indebtedness for borrowed money of the Company would rank senior to the Subordinated Debt Securities. As of June 30, 1997, the Company had $247.1 million in aggregate principal amount of existing indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities. The Subordinated Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company which would be senior to the Subordinated Debt Securities or that may be issued under the Subordinated Indenture or otherwise. The Subordinated Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Subordinated Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be reorganized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Subordinated Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

  Reference is made to the Prospectus Supplement for the following terms of the offered Subordinated Debt Securities (to the extent such terms are applicable to such Subordinated Debt Securities): (i) the title of such Subordinated Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Subordinated Debt Securities; (iii) whether such Subordinated Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Subordinated Debt Securities are to be issuable initially in temporary global form and whether any of such Subordinated Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Subordinated Debt Securities will be issued; (v) the date or dates on which such Subordinated Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Subordinated Debt Securities will bear interest, if any, the date from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company; (vii) the Interest Payment Dates on which any such interest on such Subordinated Debt Securities will be payable, the Regular Record Date for any interest payable on such Subordinated Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;" (viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Subordinated Debt Security (or one or more predecessor Subordinated Debt Securities) is registered at the close of business on the Regular Record Date of such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Subordinated Debt Securities, the portion of the principal amount of such Subordinated Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Subordinated Debt Securities will be payable and each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Denominations, Registration and Transfer," such Subordinated Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Subordinated Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Subordinated Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Subordinated Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Subordinated Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Subordinated Debt Securities; (xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein; (xvii) the form of such Subordinated Debt Security; and (xviii) any other terms and provisions of such Subordinated Debt Securities not inconsistent with the terms and provisions of the Subordinated Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Subordinated Debt Securities. Subordinated Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

  If the purchase price of any of the offered Subordinated Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Subordinated Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Subordinated Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

SUBORDINATION

  Indebtedness evidenced by the Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company. Senior Indebtedness is defined in the Subordinated Indenture as the principal of and interest on (including any interest that accrues after or would have accrued but for the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, regardless of whether such interest is allowed or permitted to the holder of such Debt against the bankruptcy or any other insolvency estate of the Company in such proceeding) and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Subordinated Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt. Amounts outstanding under any Senior Debt Securities will be included in Senior Indebtedness. Excluded from the definition of Senior Indebtedness are the following: (a) any Debt which expressly provides (i) that such Debt shall not be senior in right of payment to the Subordinated Debt Securities, or (ii) that such Debt shall be subordinated to any other Debt of the Company, unless such Debt expressly provides that such Debt shall be senior in right of payment to the Subordinated Debt Securities; and (b) any Debt of the Company in respect of the Subordinated Debt Securities.

  By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of Subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full; and (ii) creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.

  In the event that the Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay the Subordinated Debt Securities until 179 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Subordinated Indenture otherwise permit payment at that time.

  No payment of the principal, issue price plus accrued original issue discount (if any), redemption price, interest, if any, or any other amount payable with respect to any Subordinated Debt Security may be made, nor may the Company acquire any Subordinated Debt Securities except as set forth in the Subordinated Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and either such default is the subject of judicial proceedings or the Company receives notice of the default, unless (a) 179 days pass after notice of the default is given and such default is not then the subject of judicial proceedings or the default with respect to the Senior Indebtedness is cured or waived and (b) the terms of the Subordinated Indenture otherwise permit the payment or acquisition of the Subordinated Debt Securities at that time.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Subordinated Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Subordinated Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Subordinated Debt Securities represented by such Global Security. The Prospectus Supplement relating to Subordinated Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

  In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Subordinated Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Subordinated Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Subordinated Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Subordinated Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Subordinated Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Subordinated Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Subordinated Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Subordinated Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Subordinated Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Subordinated Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Subordinated Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Subordinated Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Subordinated Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Subordinated Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Subordinated Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Record Date for such interest payment.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee and opinion of counsel to that effect.

  Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Subordinated Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Subordinated Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Subordinated Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Subordinated Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Subordinated Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served

  All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Subordinated Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Subordinated Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

  The Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Subordinated Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Subordinated Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Subordinated Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Subordinated Debt Securities or by the Company if such Subordinated Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of person who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Debt Securities represented by such Global Security for all purposes under the Subordinated Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Subordinated Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Subordinated Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Subordinated Indenture.

  Payments of principal of and any premium and any interest on individual Subordinated Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Subordinated Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Subordinated Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in Global Security for such Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depository for a series of Subordinated Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Subordinated Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Subordinated Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Subordinated Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Subordinated Debt Securities of such series in exchange for the Global Security representing such series of Subordinated Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Subordinated Debt Securities, determine not to have any Subordinated Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Subordinated Debt Securities of such series in exchange for the Global Security or Securities representing such series of Subordinated Debt Securities. Individual Subordinated Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Subordinated Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

  Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

  The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

  The Subordinated Indenture provides that the Company will be discharged from any and all obligations in respect of the Subordinated Debt Securities of any series (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Subordinated Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Indenture and the Subordinated Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) of the effect that (i) holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would has been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

  The Subordinated Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Subordinated Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Subordinated Indenture and the Subordinated Debt Securities of any series, upon the deposit with the Trustee under the Subordinated Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Subordinated Indenture and the Subordinated Debt Securities of such series. The obligations of the Company under the Subordinated Indenture and the Subordinated Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

  In the event the Company exercises its option to omit compliance with certain covenants of the Subordinated Indenture with respect to the Subordinated Debt Securities of any series as described above and the Subordinated Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

  The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SUBORDINATED INDENTURE

  The Subordinated Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Subordinated Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Subordinated Indenture or modifying the rights of the holders of the Subordinated Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Subordinated Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Subordinated Debt Security so affected, or (ii) reduce the aforesaid percentage of Subordinated Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Subordinated Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Subordinated Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Subordinated Debt Securities is defined in the Subordinated Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Subordinated Debt Securities of such series; (b) default by the Company in the payment of any principal on the Subordinated Debt Securities of such series;
(c) default by the Company in the payment of any sinking fund installment with respect to such series of Subordinated Debt Securities; (d) default by the Company in the performance of any of the agreements in the Subordinated Indenture contained therein for the benefit of the Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Subordinated Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Subordinated Debt Securities of such series then outstanding; (e) with respect to any series of Subordinated Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Subordinated Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Subordinated Indenture with respect to any series of Subordinated Debt Securities. No Event of Default (other than an Event of Default under clause (f)) described above with respect to a particular series of Subordinated Debt Securities necessarily constitutes an Event of Default with respect to any other series of Subordinated Debt Securities.

  The Subordinated Indenture provides that if an Event of Default with respect to any series of Subordinated Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Subordinated Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Subordinated Debt Securities of that series then outstanding may declare the principal amount (or, if the Subordinated Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Subordinated Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Subordinated Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Subordinated Debt Securities of that series then outstanding.

  The Subordinated Indenture contains a provision entitling the Trustee with respect to any series of Subordinated Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Subordinated Debt Securities of such series before proceeding to exercise any right or power under the Subordinated Indenture at the request of the holders of such Subordinated Debt Securities. The Subordinated Indenture also provides that the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Subordinated Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Subordinated Debt Securities of such series. The Subordinated Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

  No holder of any Subordinated Debt Security of any series will have any right to institute any proceeding with respect to the Subordinated Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Subordinated Debt Securities written notice of an Event of Default with respect to Subordinated Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Subordinated Debt Security to receive payment of the principal of and any interest on such Subordinated Debt Security on or after the due dates expressed in such Subordinated Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Subordinated Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Subordinated Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

  Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Subordinated Indenture and the Subordinated Debt Securities do not contain any covenants or other provisions designed to afford holders of the Subordinated Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

  No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Subordinated Debt Securities or the Subordinated Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Subordinated Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Debt Securities.

THE TRUSTEE

  The Trustee in its individual or any other capacity may become the owner or pledgee of Subordinated Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Subordinated Indenture.

                        DESCRIPTION OF PREFERRED STOCK

  The Company is authorized to issue up to 12,500,000 shares of Preferred Stock, without par value, in one or more series. All shares of Preferred Stock, irrespective of series, constitute one and the same class. The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock. Certain terms of any series of Preferred Stock offered by the Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The Company has outstanding 750 shares each of Money Market Cumulative PreferredTM Stock, Series E and Series F with a liquidation preference of $100,000 per share.

GENERAL

  The Board of Directors is authorized to establish and designate series and to fix the number of shares and the relative rights, preferences and limitations of the respective series of Preferred Stock including: (1) the designation and number of shares comprising such series, which may be increased or decreased from time to time by the Board of Directors; (2) the dividend rate or rates on the shares of such series and the relation which such dividends bear to the dividends payable on any other class or classes or of any other series of capital stock, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative the dates from which dividends shall accumulate; (3) whether the shares of such series shall be redeemable, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices at which and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed; (4) the rights to which the holders of shares of such series shall be entitled, and the preferences, if any, over any other series (or of any other series over such series), upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, which rights may vary depending on whether such liquidation, dissolution, distribution or winding-up is voluntary or involuntary, and, if voluntary, may vary at different dates; (5) whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether and upon what conditions such purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof; (6) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of capital stock of the Company, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange; (7) the voting powers, full and/or limited, if any, of the shares of such series; and whether and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional directors of the Company in case of dividend arrearages or other specified events, or upon other matters; (8) whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (9) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable. Unless otherwise specifically set forth in the Prospectus Supplement relating to a series of Preferred Stock, all shares of Preferred Stock shall be equal rank, preference and priority as to dividends; when the stated dividends are not paid in full, the shares of all series of the Preferred Stock shall share ratably in any payment thereof; and upon liquidation, dissolution or winding up, if assets are insufficient to pay in full all Preferred Stock, then such assets shall be distributed among the holders ratably.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends on the Preferred Stock or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

  The description of certain provisions of the Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate of Incorporation and the Certificate of Designations that relates to a particular series of Preferred Stock which will be filed with the Commission at or prior to the time of the sale of the related Preferred Stock.

DIVIDEND RIGHTS

  Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, the holders of Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for that purpose, cash dividends at the rates and on the dates set forth in the Prospectus Supplement relating to a particular series of Preferred Stock. Such rate may be fixed or variable. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends payable on the Preferred Stock for any period less than a full dividend period (being the period between such dividend payment dates) will be computed on the bases of the actual number of days elapsed over a 360 day year and for a period of a full dividend period, will be computed on the basis of a 360 day year consisting of twelve 30 day months. Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, such dividends shall be payable from, and shall be cumulative from, the date of original issue of each share, so that if in any dividend period dividends at the rate or rates as described in the Prospectus Supplement relating to such series of Preferred Stock shall not have been declared and paid or set apart for payment on all outstanding shares of Preferred Stock for such dividend period and all preceding dividend periods from and after the first day from which dividends are cumulative, then the aggregate deficiency shall be declared and fully paid or set apart for payment, but without interest, before any dividends shall be declared or paid or set apart for payment on the Common Stock by the Company. After payment in full of all dividend arrearages on the Preferred Stock, dividends on the Common Stock may be declared and paid out of funds legally available for that purpose as the Board of Directors may determine.

REDEMPTION

  The Company will have such rights, if any, to redeem shares of Preferred Stock, and the holders of Preferred Stock will have such rights, if any, to cause the Company to redeem shares of Preferred Stock, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

CONVERSION OR EXCHANGE

  The holders of Preferred Stock will have such rights, if any, to convert such shares into or to exchange such shares for, shares of any other class or classes, or of any other series of any class, of the capital stock of the Company and/or other property or cash, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

VOTING RIGHTS

  The holders of Preferred Stock will have such voting rights, if any, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock. Unless and except to the extent required by law or provided by the Board of Directors, holders of Preferred Stock shall have no voting power with respect to any matter. In no event shall the Preferred Stock be entitled to more than one vote per share in respect of each share of stock.

  The holders of the outstanding shares of a series of Preferred Stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the Restated Certificate of Incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such series of Preferred Stock, increase or decrease the par value of the shares of such series of Preferred Stock, or alter or change the powers, preferences, or special rights of the shares of such series of Preferred Stock so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of oneor more series of Preferred Stock so as to affect them adversely, but shall not so affect the entire series, then only the shares of the series so affected by the amendment shall be considered a separate series for purposes of this paragraph. The number of authorized shares of any such series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote irrespective of the previous two sentences, if so provided in the Restated Certificate of Incorporation, in any amendment thereto which created such series of Preferred Stock or which was adopted prior to the issuance of any shares of any such series of Preferred Stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such series of Preferred Stock. This paragraph reflects legal requirements under current Delaware law and is subject to any amendments to such law.

  The foregoing voting provisions will not apply if, in connection with the matters specified, provision is made for the redemption or retirement of all outstanding Preferred Stock.

LIQUIDATION RIGHTS

  Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Preferred Stock will have such preferences and priorities, if any, with respect to distribution of the assets of the Company or the proceeds thereof as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

MISCELLANEOUS

  The transfer agent, dividend disbursing agent and registrar for the Preferred Stock issued in connection with the Prospectus will be as set forth in the Prospectus Supplement. The holder of Preferred Stock, including any Preferred Stock issued in connection with this Prospectus, will not have any preemptive rights to purchase or subscribe for any shares of any class or other securities of any type of the Company. When issued, the Preferred Stock will be fully paid and nonassessable. The Certificate of Designations setting forth the provisions of each series of Preferred Stock will become effective after the date of this Prospectus but on or before issuance of the related series of Preferred Stock.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities: (i) through underwriters or dealers; (ii) through agents; (iii) directly to one or more purchasers; or
(iv) through a combination of any such method of sale. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriter discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Offered Securities may be listed.

  If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers, or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity of any such contracts.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  There is currently no market for the Securities. If the Securities are traded after the initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform the Company that it intended to make a market in the Securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Securities. Unless otherwise indicated in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system.

                                 LEGAL MATTERS

  The validity of the issuance of the Securities and certain other legal matters in connection with the securities offered hereby will be passed upon for the Company by Donald M. Lowry, Senior Vice President, Secretary and General Counsel of the Company and by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

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 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNEC-TION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DE-LIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HERE-UNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SO-LICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

The Company................................................................  S-2
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-4
Selected Condensed Consolidated Financial Information......................  S-5
Business...................................................................  S-7
Risk Factors............................................................... S-13
Description of the Notes................................................... S-18
Underwriting............................................................... S-19
Legal Opinions............................................................. S-20
Experts.................................................................... S-20

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Description of Senior Debt Securities......................................    3
Description of Subordinated Debt Securities................................   12
Description of Preferred Stock.............................................   21
Plan of Distribution.......................................................   24
Legal Matters..............................................................   25
Experts....................................................................   25

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                                  $300,000,000

                                 CNA FINANCIAL
                                  CORPORATION

                                 $150,000,000
                        6.45% NOTES DUE JANUARY 15, 2008

                                 $150,000,000
                        6.95% NOTES DUE JANUARY 15, 2018

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.

                             GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                             SALOMON SMITH BARNEY

                         ABN AMRO CHICAGO CORPORATION

                                JANUARY 8, 1998

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